November 8, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cloudastructure, Inc. Amendment No. 5. to Registration Statement on Form S-1 Filed November 8, 2024 File No. 333-282038

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated November 8, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No 5. to the Company’s Registration Statement on Form S-1, publicly filed on November 8, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Registration Statement (the “Amendment No. 6”) in response to the Staff’s comments and to reflect certain other changes.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 6.

Amendment No. 5 to Registration Form on S-1

Capitalization, page 28

1.	We note your response to prior comment 1. Please tell us the number of Class A and Class B shares issued and outstanding as of June 30, 2024 and your calculations giving effect to the 1-for-6 reverse stock split of Class A and Class B shares issued and outstanding as of June 30, 2024.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of June 30, 2024 there (i) were 83,479,413 Class A shares and 4,046,785 Class B shares issued and outstanding pre-reverse stock split; and (ii) were 13,917,085 Class A shares and 674,469 Class B shares issued and outstanding post-reverse stock split. The Company will supplementally provide the Staff with its calculations giving effect to the 1-for-6 reverse stock split of Class A and Class B shares issued and outstanding as of June 30, 2024.

1270 Avenue of the Americas, Suite 2800 ◆ New York, NY 10020 ◆ Phone: (212) 980-7200 ◆ Fax: (212) 980-7292
CALIFORNIA DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC
A DELAWARE LIMITED LIABILITY PARTNERSHIP

November 8, 2024

Balance Sheet, page F-3

2.	We note your response to prior comment 2. Please have your auditor update their report to reflect that they, in fact, audited the earnings per share information.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its auditor has updated their report to reflect that they, in fact, audited the earnings per share information.

* * *

Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	James McCormick, Cloudastructure, Inc. Greg Smitherman, Cloudastructure, Inc.